

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

<u>Via E-mail</u>
Mr. Rishi Varma
Vice President and General Counsel
TPC Group LLC
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: TPC Group LLC**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 17, 2011**
> **File No. 333-173804**

Dear Mr. Varma:

We have reviewed your registration statement and have the following comments.

<u>TPC Group LLC Financial Statements, page F-1</u>

<u>Note L – Supplemental Guarantor Information, page F-20</u>

1. We note your response to comment 3 in our letter dated August 5, 2011. It is unclear how you have revised the condensed consolidating financial statements for each period presented to reflect the Issuer's ownership interest in each of the subsidiaries using the equity method of accounting. Specifically, it is unclear why:

    -   Members' equity for the Issuer as of June 30, 2011, December 31, 2010, June 30, 2010, and June 30, 2009 does not agree to combined members' equity.

    -   Net income for the Issuer for the six-months ended June 30, 2010 does not agree to combined net income.

    Please refer to Rule 3-10(i)(3) of Regulation S-X for guidance.

<u>Note O – Segment Information, page F-60</u>

2. We note that you disclose total assets and depreciation and amortization expense by reportable segment for each period presented, as requested in comment five in our letter dated August 5, 2011. However, we note that you did not provide these same disclosures in TPC Group Inc.'s June 30, 2011 Form 10-Q. In future filings, please revise your reportable segment disclosures to provide total assets and depreciation and amortization expense by reportable segment. Please refer to your response letter dated July 1, 2011, in

which you agreed to address our comments issued in connection with the Form S-4 in TPC Group Inc.'s future filings. Refer to comment one in our letter dated May 25, 2011.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        M. Breen Haire
        Baker Botts L.L.P.